SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)
[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

               For Period Ended: December 26, 2004
                                 ------------------

               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________

--------------------------------------------------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRATION INFORMATION

Full Name of Registrant  Advanced Photonix, Inc.
                        --------------------------------------------------------


--------------------------------------------------------------------------------
Former Name if Applicable


1240 Avenida Acaso
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

City, State and Zip Code   Camarillo, California 93012
                           -----------------------------------------------------


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

-------------------------------------------------------------------------------

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

-------------------------------------------------------------------------------

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant is in the process of complying with a request by the staff of the Securities and Exchange Commission (the "SEC") for additional disclosure in the registrant's quarterly report on Form 10-QSB for the quarter ended December 26, 2004 as a result of the staff's review of the financial statements and related disclosures contained in the registrant's periodic reports filed under the Securities Exchange Act of 1934. The registrant is unable to file its quarterly report on Form 10-QSB for the quarter ended December 26, 2004 within the prescribed time period because the additional disclosure could not be assembled and analyzed without unreasonable effort and expense to the registrant. The registrant expects to file the Form 10-QSB on or before the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Susan A. Schmidt                                (805)      987-0146
 -------------------------------               ----------   ------------------
   (Name)                                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                              Yes [X]    No [ ]
-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              Yes [ ]    No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                            Advanced Photonix, Inc.
                         ----------------------------



Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  Febraury 10, 2005                    By: /s/  Susan Schmidt
       ------------------                       -----------------------------
                                                Susan Schmidt
                                                Chief Financial Officer